Exhibit (a)(1)(G)

EQUITY PROGRAMS MESSAGE TO ALL DIAMOND EMPLOYEES

To Diamond employees:

As Adam said in his email this morning, we are happy to announce the commencement of Diamond’s Offer to Exchange Restricted Stock Units for Common Stock (the “Tender Offer”).

Restricted Stock Units previously granted to you pursuant to annual awards related to fiscal years 2005, 2006, 2007 and 2008 that have not vested and are not scheduled to vest prior to March 1, 2009 are the “Eligible RSUs” that are the subject of this Tender Offer. They may be exchanged for shares of Diamond common stock at an exchange ratio of 0.80 shares per each Eligible RSU. The shares will be subject to a restriction on sale or transfer for six months for non-partner employees (up to two years for partners and four years for the CEO and CFO), but otherwise are the same as other Diamond shares you may currently own. The Tender Offer will remain open until 12:00 midnight, New York City Time, on March 9, 2009 (unless the Company extends the expiration of the Tender Offer). Participation in the Tender Offer is completely voluntary. Please refer to the materials referenced below for further details on how the Tender Offer operates.

If you decide to participate in the Tender Offer, you will need to complete and deliver an Election Form by 12:00 midnight, New York City Time, on March 9, 2009 (unless the Company extends the expiration of the Tender Offer) to the Company’s equity programs department. Please find attached the following documents:

1.	Offer to Exchange

2.	Form of Election Form with Instructions

3.	Form of Notice of Withdrawal Form with Instructions

We have filed these documents with the SEC today along with our Schedule TO. Our filing provides the complete terms and conditions of the Tender Offer. You are urged to review our filing on the SEC’s website at www.sec.gov or in the Investor Relations section of the Diamond public site.

You will also receive a second email from us today that contains a personalized Election Form where we have detailed your Eligible RSUs subject to the Tender Offer and estimated the taxes due upon conversion of the RSUs to shares. Please use your personalized Election Form indicating your election to tender or refrain from tendering your Eligible RSUs.

Please contact the equity programs department at “Equity Programs” on Diamond’s internal email system or Karen McLaughlin by telephone at (312) 255-5071 for further assistance.

DIAMOND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF DIAMOND AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE RSUs IN THE TENDER OFFER. YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR ELIGIBLE RSUs. LATE SUBMISSIONS WILL NOT BE ACCEPTED, AND THEREFORE WE URGE YOU TO RESPOND EARLY TO AVOID ANY LAST MINUTE PROBLEMS.

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